FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated September 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: September 10, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE September 10, 2008	TSX: CSM, CSM.WT AMEX: SMC

CENTRAL SUN SIGNS INDICATIVE TERM SHEET FOR A TOTAL OF US$22.5 MILLION OF DEBT FUNDING

Central Sun Mining Inc. (“Central Sun” or the “Company”) is pleased to announce that it has signed an indicative term sheet for a total debt package of US$22.5 million over a four year term. Closing of the facility is subject to the bank’s internal credit approval process, the conclusion of a satisfactory due diligence process, satisfactory definitive documentation and the obtaining of all the required regulatory approvals. The debt package is to be structured as a $US20.0 million senior debt facility and a $US2.5 million standby debt facility and will be secured by way of a first ranking security interest over the Orosi project assets and corporate support from Central Sun until the project has reached its projected steady state of production. The senior debt facility will be used to finance the development, capital works and commissioning of the Orosi Mine mill project. The standby debt facility will be available to fund up to 50% of additional capital and/or operating costs to a maximum of $US2.5 million with the Company injecting a matching amount plus any remaining working capital which may be required. The Company is aiming to have the debt package in place before the end of November 2008.

Central Sun is currently converting the Orosi Mine from a heap leach operation to a conventional milling operation. Based on extensive metallurgical testing, once the conversion is complete recoveries are anticipated to increase from 38% previously being achieved from heap leaching to over 90% with the new conventional milling. Commissioning of the new mill is expected in the first quarter of 2009 with production at a rate of approximately 85,000 ounces of gold per year. A positive feasibility study was completed in May 2008 by Scott Wilson Roscoe Postle Associates Inc. The mill construction is progressing as planned and all permits required for production are in place.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter W. Tagliamonte, President and CEO or Denis C. Arsenault, CFO

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipates” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C.. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.